Exhibit 97

RCM TECHNOLOGIES, INC.

COMPENSATION RECOUPMENT POLICY

I.	Purpose

The Board of Directors (“Board”) of RCM Technologies, Inc. (the “Company”) has adopted this Compensation Recoupment Policy (this “Policy) to implement a mandatory clawback policy if a Restatement in compliance with the Applicable Rules (each as defined below) occurs.

Any capitalized terms used but not immediately defined in this Policy shall have the meanings set forth in Section II.

II.	Defined Terms

a.

“Applicable Rules” means Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder, Listing Rule 5608 of the Listing Rules of The Nasdaq Stock Market (“Nasdaq”), and any other national stock exchange rules to which the Company is or may become subject.

b.	“Clawback Compensation” means Incentive-Based Compensation or any other recovered incentive compensation, in each case determined to be subject to recoupment under this Policy.

c.	“Clawback Event” means a required recoupment of Incentive-Based Compensation in the event of a Restatement.

d.	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

e.

“Financial Reporting Measures” mean (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) the Company’s stock price, and (iii) total stockholder return in respect of the Company. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the SEC.

f.

“Incentive-Based Compensation” means any compensation that is granted, earned, paid, received, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include, among other forms of compensation, Time-Based/Bonus Compensation. Incentive-Based Compensation is deemed to be “Received” for the purposes of this Policy in the fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

g.

“Recovery Period” means the three completed fiscal years immediately before the date that the Company is required to prepare a Restatement, which date is the earlier of (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) a date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

h.	“Regulators” means, as applicable, the SEC and Nasdaq.

i.

“Restatement” means an accounting restatement that the Company is required to prepare due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including (i) an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) an error that would result in a material misstatement if it were corrected in the current period or left uncorrected in the current period.

j.	“SEC” means the U.S. Securities and Exchange Commission.

k.	“Senior Officer” means any person designated by the Board as an “officer” in accordance with Rule 16a-1(f) promulgated under Section 16 of the Exchange Act.

l.

“Time-Based/Bonus Compensation” means equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on goals unrelated to Financial Reporting Measures.

III.	Administration

The Committee shall administer this Policy and make all related determinations, in its sole discretion, with respect to this Policy, provided that the Committee interprets this Policy in a manner consistent with the requirements of the Applicable Rules.

IV.	Recovery on a Restatement

If the Company is required to prepare a Restatement, the Company shall reasonably promptly recover the amount, as calculated pursuant to this Section IV, of any erroneously awarded Incentive-Based Compensation that is Received by any Senior Officer during the Recovery Period. The amount of erroneously awarded Incentive-Based Compensation subject to this Policy will be the excess of the amount of Incentive-Based Compensation that is Received by the Senior Officer (whether in cash or shares) based on the erroneous data in the original financial statements over the amount of Incentive-Based Compensation (whether in cash or in shares) that the Senior Officer would have Received had such Incentive-Based Compensation been based on the restated results, without respect to any tax liabilities that the Senior Officer incurred or paid in respect of such Incentive-Based Compensation.

Recovery of any erroneously awarded compensation under this Policy is not dependent on fraud or misconduct by any Senior Officer in connection with a Restatement.

Without limiting the foregoing, for Incentive-Based Compensation based on the Company’s stock price or total stockholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (i) the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the stock price or total stockholder return upon which the Incentive-Based Compensation was Received and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to Nasdaq.

In addition to the foregoing, in the event that a Senior Officer fails to repay or reimburse erroneously awarded compensation that is subject to recovery, the Committee may require a Senior Officer to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering erroneously awarded compensation under this Policy.

V.	Coverage and Application

This Policy covers all Senior Officers at any time during the Recovery Period who have Received Incentive-Based Compensation. Incentive-Based Compensation shall not be recovered under this Policy to the extent Received by any person before the date the person served as a Senior Officer. Subsequent changes in a Senior Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right or obligation to recover Incentive-Based Compensation under this Policy.

For the avoidance of doubt, this Policy shall apply to Incentive-Based Compensation that is Received by any Senior Officer on or after October 2, 2023 (the “Nasdaq Rule Effective Date”) and that results from the attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Nasdaq Rule Effective Date. For the avoidance of doubt, this will include Incentive-Based Compensation that may have been approved, awarded, or granted to a Senior Officer on or before the Nasdaq Rule Effective Date if such Incentive-Based Compensation is Received after the Nasdaq Rule Effective Date.

VI.	Exceptions to Policy

No recovery of Incentive-Based Compensation shall be required if any of the following conditions are met, and the Committee determines that recovery would be impracticable on such basis:

a.

the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that before determining that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempts to recover, and (iii) provide the documentation to Nasdaq;

b.	recovery would violate the home country law where that law was adopted before November 28, 2022; or

c.

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations promulgated thereunder.

VII.	Public Disclosure

The Company shall make all required disclosures and filings with the Regulators with respect to this Policy in accordance with the requirements of the Applicable Rules, and any other requirements applicable to the Company, including any disclosures required in connection with SEC filings.

VIII.	Methods of Recovery

In a Clawback Event, subject to applicable law, the Committee may take any such actions as it deems necessary or appropriate, including, without limitation:

a.

The reduction or cancellation of any Clawback Compensation in the form of vested or unvested equity or equity-based awards that have not been distributed or otherwise settled before the date of determination;

b.	The recovery of any Clawback Compensation that was previously paid to the Senior Officer;

c.	The recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any Clawback Compensation in the form of equity or equity-based awards;

d.	The offset, withholding, or elimination of any amount that could be paid or awarded to the Senior Officer after the date of determination;

e.

The recoupment of any amount in respect of Clawback Compensation contributed to a plan that takes into account Clawback Compensation (excluding certain tax-qualified plans, but including long-term disability, life insurance, supplemental executive retirement plans and deferred compensation plans, in each case to the extent permitted by applicable law, including Section 409A of the Code) and any earnings accrued to date on any such amount; and

f.	The taking of any other remedial and recovery action permitted by law, as determined by the Committee.

In addition, the Committee may authorize legal action for breach of fiduciary duty or other violation of law and take such other actions to enforce the Senior Officer’s obligations to the Company as the Committee deems appropriate.

IX.	No Indemnification

The Company shall not indemnify any current or former Senior Officer against the loss of erroneously awarded compensation and shall not pay or reimburse any Senior Officer for premiums incurred or paid for any insurance policy to fund such Senior Officer’s potential recovery obligations.

X.	No Substitution of Rights; Non-Exhaustive Rights

Any right of recoupment under this Policy is in addition to, and not instead of, any other remedies or rights of recoupment that may be available to the Company under (a) the RCM Technologies, Inc. 2014 Omnibus Incentive Equity Compensation Plan, as amended, any other incentive plan of the Company or any of its subsidiaries or affiliates, and any amendments or successor plans to the foregoing; (b) the Company’s Incentive Compensation Recoupment Policy adopted in 2014, as amended to date; and (c) the terms of any similar policy or provision in any employment agreement, compensation agreement or arrangement, or similar agreement and any other legal remedies available to the Company.

In addition to recovery of compensation as provided for in this Policy, the Company may take any and all other actions as it deems necessary, appropriate, and in the Company’s best interest in connection with a Clawback Event, including termination of a Senior Officer’s employment and initiating legal action against a Senior Officer, and nothing in this Policy limits the Company’s rights to take any such or other appropriate actions.

XI.	Amendment

The Board, based on the recommendation of the Committee, may amend this Policy at any time for any reason, subject to any limitations under the Applicable Rules. The Board may terminate this Policy at any time that the Applicable Rules are no longer applicable to the Company.

XII.	Successors

This Policy shall be binding and enforceable against all Senior Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.

XIII.	Effective Date of Policy

This Policy shall be effective as of December 1, 2023 (the “Policy Effective Date”). For the avoidance of doubt, the terms of this Policy shall apply to any Incentive-Based Compensation that is Received by any Senior Officer on or after the Nasdaq Rule Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted, or paid to such Senior Officer prior to the Policy Effective Date. Without limiting the generality of Section VIII hereof, and subject to applicable law, the Committee may effect recovery under this Policy from any amount of compensation approved, awarded, granted, payable, or paid to any Senior Officer prior to, on, or after the Policy Effective Date.